October 1, 2024

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street N.E.

Washington, D.C. 20549

Attn: Lily Dang and Gus Rodriguez

Re:	NRG Energy, Inc.

Form 10-K for the Fiscal Year ended December 31, 2023

Filed February 28, 2024

File No. 001-15891

Dear Ms. Dang and Mr. Rodriguez:

This letter sets forth the response of NRG Energy, Inc. (the “Company”) to the comment provided by the Staff of the Securities and Exchange Commission (the “Staff”) in its comment letter dated September 17, 2024 concerning the Company’s Form 10-K for the Fiscal Year Ended December 31, 2023 (the “Form 10-K”). We look forward to working with the Staff on resolving the Staff’s comment.

The Staff’s comment is repeated below in bold for your convenience and the Company’s response follows:

Form 10-K for the Fiscal Year ended December 31, 2023

Management’s Discussion and Analysis, page 44

COMMENT: We note your disclosure under Regulatory Matters on page 158, indicating you had taken action to comply with the Retail Reset Order issued by the New York State Public Service Commission (NYSPSC) prior to the effective date of April 16, 2021. You explain that the order limited ESCO’s offers for electric and natural gas to three products.

However, you state that on January 8, 2024 the NYSPSC notified eight of your retail energy suppliers of alleged non-compliance, to include having not transitioned residential customers to one of the three compliant products as required by the order. You state that the matter has the potential to negatively impact your retail business in New York.

Given the apparent significance of the retail business among your Operational Statistics on page 12, it appears that you should expand MD&A to clarify the nature and extent of your exposure, to include the reasonably likely impact on revenues and earnings of your New York retail business, the East operating segment and consolidated results, to comply with Item 303 of Regulation S-K. Please also clarify the nature and extent of any actions that you are undertaking to ensure compliance or to resolve non-compliance with the order, as well as the timeframe within which you expect the matter to resolve.

Please expand the disclosures in the notes to your financial statements to similarly clarify the nature of your exposure and responsibility for compliance relative to the actions of your suppliers, and to include your estimate of reasonably possible loss or range of reasonably possible loss to comply with FASB ASC 450 as appropriate.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that management considered and assessed the requirements of Item 303 of Regulation S-K with respect to the Notice of Apparent Violation (the “NOAV”) issued by the NYSPSC through that agency’s staff while preparing MD&A for the Form 10-K. The Company concluded that receipt of the NOAV does not have a material impact on current operations and is not reasonably likely to have a material impact on future operations. The most common consequences associated with a NOAV are financial in nature, require specific performance (such as modifying how a company operates prospectively) or a combination thereof. The population of the existing customer base that could be impacted by this matter represent less than 1% of consolidated and 1.5% of East segment gross Retail revenue, respectively. It continues to be unclear what remedy would be imposed or penalty incurred, if any at all, as the Company’s position is that it did, and continues to, comply with the Retail Reset Order. Finally, the matter does not have a bearing on sales volumes and, therefore, has no impact on the Operational Statistics tables as noted by the Staff.

Further, the Company respectfully notes that the Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Release No. 33-8350 Sections I.B., I.C. and III.B. (Dec. 19, 2003) (the “Commission Guidance”) specifically directing companies to, with respect to their MD&A, eliminate immaterial information and avoid unnecessary information that does not promote understanding of companies’ overall financial condition and operating performance. In an effort to comply with the Commission’s Guidance, following the determinations set forth above, management concluded that the discussion on the NOAV should not be contained within MD&A.

Although the NOAV did not rise to the level to require disclosure in MD&A, additional considerations were given to the requirements of FASB ASC 450 (“ASC 450”). The Company considered ASC 450 and determined that the impact of the NOAV was uncertain because receipt of a NOAV is an initial indication of a possible issue but is not a firm or final indication that any enforcement action will be taken. As an initial matter, the staff of the NYSPSC, not the commission itself, asserted potential alleged violations but invited the Company to explain its position. The Company took advantage of this informal avenue of resolution and remains in that position as of the date of this response. The Company believes it has complied with the Retail Reset Order and does not agree with the NYSPSC staff’s assertions made in the NOAV. Prior to the effective date of the Retail Reset Order, the Company sought guidance from the the commission on how to comply with the Retail Reset Order, justifiably relied on guidance provided by the the Commission in how to treat existing and prospective customers, and further relied on approvals given by the NYSPSC staff on the Company’s marketing and operating plans. This background to the dispute makes the outcome of any negotiation on an ultimate resolution uncertain.

Discussions with the NYSPSC staff are ongoing and if we are unable to resolve the matter and/or the NYSPSC staff continues to believe a violation has occurred, there are additional procedural steps before the NYSPSC staff could impose a penalty, at which time the Company has the opportunity to seek judicial intervention.  The Company also has, at any time, the ability to litigate the matter to assert its positions, if necessary, and could prevail entirely through court proceedings. For clarity, to date, neither the NYSPSC staff or the commission has taken any further action with respect to the NOAV.

As such, management considered ASC 450-20-50-2 concluding at the time it was not probable that any proceedings or resolution would result in a loss or an additional loss that needed to be disclosed in the Company’s financial statements and therefore addressed the disclosure requirements, in Note 24 – Regulatory Matters in the notes to the consolidated financial statements, under ASC 450-20-50-3 and ASC 450-20-50-4. The Company disclosed the nature of the contingency and that such estimate of the loss could not be made in accordance with ASC 450-20-50-4.The Company stated that such estimate of loss could not be made within Note 23 – Commitments and Contingencies, under the Contingencies heading, by stating on Page 156 of the Form 10-K that “Unless specified below, the Company is unable to predict the outcome of these legal proceedings or reasonably estimate the scope or amount of any associated costs and potential liabilities” and also referenced Note 24 – Regulatory Matters as containing additional legal matters.

As detailed above, the timeframe to conclude on a path forward was unknown at the time of the Form 10-K filing and had remained unknown through the date of our subsequent Form 10-Q filings for the first and second quarters of 2024. As new information becomes available and additional developments occur, management will update the Company’s disclosures in accordance with ASC 450.

We hope that the foregoing has been responsive to your comments and await the Staff’s response. Please do not hesitate to contact the undersigned at Bruce.Chung@nrg.com or 609-524-5254 with any questions or comments concerning this letter.

Very yours truly,

NRG Energy Inc.

/s/ Woo-Sung Chung

Woo-Sung Chung

Chief Financial Officer